Exhibit 99.3

SOPHiA GENETICS Reports Third Quarter 2024 Results
Clinical growth reaccelerates with record analysis volume; Cash burn improves 39%

BOSTON, United States and ROLLE, Switzerland, November 5, 2024 — SOPHiA GENETICS (Nasdaq: SOPH), a cloud-native software company and leader in data-driven medicine, today reported financial results for the third quarter ended September 30, 2024.
Third Quarter 2024 Financial Results
•Revenue was $15.9 million, down 2.8% year-over-year
•Gross margins were 67.2% on a reported basis and 73.1% on an adjusted basis, compared to 69.1% and 72.5% in the prior year period, respectively
•Operating loss was $15.4 million on a reported basis and $10.6 million on an adjusted basis, representing year-over-year improvements of 7.1% and 10.4%, respectively
•Cash burn was $9.6 million, representing a year-over-year improvement of 39.1%
•The company reiterates full-year guidance, including revenue between $65 million and $67 million, adjusted gross margin of 72.0% to 72.5%, and adjusted operating loss between $45 million and $50 million

"Record analysis volume drove a reacceleration of Clinical growth across most key geographies in Q3, with volume increasing 16% year-over-year, offset by expected softness in BioPharma,” said Jurgi Camblong, PhD., Chief Executive Officer and Co-founder. “We also delivered another quarter of strong forward-looking indicators with 20 new customer signings, including major wins in the U.S., the U.K., and Brazil. I am proud of our ability to deliver strong new business momentum, while also excelling at cost management. In Q3, we expanded adjusted gross margins to 73.1% and improved cash burn significantly by 39% year-over-year to $9.6 million, while also strengthening commercial teams and customer-facing operations.”

Camblong added, “Looking ahead, I’m excited by major growth catalysts such as our new Liquid Biopsy application MSK ACCESS® powered with SOPHiA DDMTM, which has already attracted an impressive 18 new customers since its launch in Q2. I am also excited by the recent launch of the application’s Solid Tumor testing counterpart, MSK-IMPACT® powered with SOPHiA DDMTM. These applications, which enable any institution across the globe to launch best-in-class Liquid Biopsy and Solid Tumor testing, are also igniting strong interest from BioPharma companies who can leverage the decentralized, global network to improve deployment and development of their therapies.”

Business Highlights
Expanding usage of SOPHiA DDM™ worldwide
•Reached 462 core genomics customers as of September 30, 2024, who used SOPHiA DDM™ over the past 12 months to analyze patients with cancer or rare diseases, up from 431 customers at the end of Q3 2023
•Performed a record 91,000 analyses on SOPHiA DDMTM in Q3 2024, representing 16% year-over-year analysis volume growth or 17% growth when excluding COVID-related analyses
•Continued executing our land and expand strategy, including major successes in the U.S. and Canada with Tennessee Oncology adopting numerous additional applications in Hereditary Cancer and Solid Tumors in addition to MSK-ACCESS® powered with SOPHiA DDMTM and Trillium Health Partners adopting SOPHiA DDMTM for HRD in addition to Hereditary Cancer and HemOnc applications

Accelerating adoption of SOPHiA DDM™ by landing new Clinical customers
•Landed 20 new customers in Q3 2024 who will implement SOPHiA DDMTM and begin generating revenue over the next twelve months, continuing the positive trend of solid bookings momentum year-to-date
•Signed major new customers across all key geographies including GeneView in the U.S. who is adopting SOPHiA DDMTM for Rare and Inherited Disorders, the NHS’s Birmingham Women’s Hospital in the U.K. who is adopting SOPHiA DDMTM for Hereditary Cancer screening, and Hospital Sírio-Libanês, one of the most prestigious hospitals in the world based in Brazil, who is adopting MSK-ACCESS® powered with SOPHiA DDMTM

Building strong new business momentum with new applications
•Signed a total of 18 new customers to MSK-ACCESS® powered with SOPHiA DDMTM since the Liquid Biopsy application’s launch in Q2 2024
•Saw the first cohort of 5 MSK-ACCESS® customers go-live on SOPHiA DDMTM as institutions such as BioReference Health in the U.S., the NHS’s Synnovis Services in the U.K., and the world-renowned University of Heidelberg in Germany recently completed implementation; These institutions will ramp up their usage in Q4 2024 and into 2025
•Launched MSK-IMPACT® powered with SOPHiA DDMTM, the 505-gene Solid Tumor Comprehensive Genomic Profiling counterpart to MSK-ACCESS®, in October 2024
•Continued to drive significant demand for MSK-ACCESS® and MSK-IMPACT® powered with SOPHiA DDMTM as pipeline of ongoing discussions reached more than 50 opportunities

Growing sustainably by maintaining an obsession with operational excellence
•Remained laser-focused on operational excellence and improved cash burn by 39.1% year-over-year to $9.6 million, while also strengthening commercial teams and customer-facing operations
•Expanded adjusted gross margin by 61bps year-over-year to 73.1% as we continue to optimize compute costs and leverage the scale of the cloud-native SOPHiA DDMTM platform
•Improved adjusted operating loss by 10.4% year-over-year in Q3 2024 through continuous improvement initiatives
•Reaffirmed commitment to achieve adjusted operating profitability within the next 2 years; Current cash and existing capital resources are expected to be sufficient to reach adjusted operating profitability

2024 Financial Outlook

Based on information as of today, SOPHiA GENETICS is reaffirming our previously provided guidance of:
•Full-year revenue between $65 million and $67 million, representing growth of 4% to 7% compared to FY 2023
•Adjusted gross margin between 72.0% to 72.5%, compared to 72.2% in FY 2023
•Adjusted operating loss guidance between $45 million and $50 million, compared to $55.9 million in FY 2023

Earnings Call and Webcast Information

SOPHiA GENETICS will host a conference call and live webcast to discuss the third quarter 2024 results on Tuesday, November 5, 2024, at 8:00 a.m. (08:00) Eastern Time / 2:00 p.m. (14:00) Central European Time. The call will be webcast live on the SOPHiA GENETICS Investor Relations website, ir.sophiagenetics.com. Additionally, an audio replay of the conference call will be available on the SOPHiA GENETICS website after its completion.

Non-IFRS Financial Measures
Other than with respect to revenue, the Company only provides guidance on a non-IFRS basis. The Company does not provide a reconciliation of forward-looking adjusted gross margin (non-IFRS measure) to gross margin (the most comparable IFRS financial measure), due to the inherent difficulty in forecasting and quantifying amortization of capitalized research & development expenses that are necessary for such reconciliation. In addition, the Company does not provide a reconciliation of forward-looking adjusted operating loss (non-IFRS measure) to operating loss (the most comparable IFRS financial measure), due to the inherent difficulty in forecasting and quantifying amortization of capitalized research & development expenses and intangible assets, share-based compensation expenses, and non-cash portion of pensions paid in excess of actual contributions, that are necessary for such reconciliation.

To provide investors with additional information regarding the company’s financial results, SOPHiA GENETICS has disclosed here and elsewhere in this earnings release the following non-IFRS measures:

•Adjusted gross profit, which the company calculates as revenue minus cost of revenue adjusted to exclude amortization of capitalized research and development expenses;
•Adjusted gross profit margin, which the company calculates as adjusted gross profit as a percentage of revenue;

•Adjusted operating loss, which the company calculates as operating loss adjusted to exclude amortization of capitalized research and development expenses, amortization of intangible assets, share-based compensation expense, and non-cash portion of pensions expense paid in excess of actual contributions to match the actuarial expense.
These non-IFRS measures are key measures used by SOPHiA GENETICS management and board of directors to evaluate its operating performance and generate future operating plans. The exclusion of certain expenses facilitates operating performance comparability across reporting periods by removing the effect of non-cash expenses and certain variable charges. Accordingly, the company believes that these non-IFRS measures provide useful information to investors and others in understanding and evaluating its operating results in the same manner as its management and board of directors.
These non-IFRS measures have limitations as financial measures, and you should not consider them in isolation or as a substitute for analysis of SOPHiA GENETICS’ results as reported under IFRS. Some of these limitations are:
•These non-IFRS measures exclude the impact of amortization of capitalized research and development expenses and intangible assets. Although amortization is a non-cash charge, the assets being amortized may need to be replaced in the future and these non-IFRS measures do not reflect capital expenditure requirements for such replacements or for new capital expenditures;
•These non-IFRS measures exclude the impact of share-based compensation expenses. Share-based compensation has been, and will continue to be for the foreseeable future, a recurring expense in the company’s business and an important part of its compensation strategy;
•These non-IFRS measures exclude the impact of the non-cash portion of pensions paid in excess of actual contributions to match actuarial expenses. Pension expenses have been, and will continue to be for the foreseeable future, a recurring expense in the business; and
•Other companies, including companies in the company’s industry, may calculate these non-IFRS measures differently, which reduces their usefulness as comparative measures.
Because of these limitations, you should consider these non-IFRS measures alongside other financial performance measures, including various cash flow metrics, net income and other IFRS results.
The tables below provide the reconciliation of the most comparable IFRS measures to the non-IFRS measures for the periods presented.
Presentation of Constant Currency Revenue and Excluding COVID-19-Related Revenue
SOPHiA GENETICS operates internationally, and its revenues are generated primarily in the U.S. dollar, the euro and Swiss franc and, to a lesser extent, British pound, Australian dollar, Brazilian real, Turkish lira and Canadian dollar depending on the company’s customers’ geographic locations. Changes in revenue include the impact of changes in foreign currency exchange rates. We present the non-IFRS financial measure “constant currency revenue” (or similar terms such as constant currency revenue growth) to show changes in revenue without giving effect to period-to-period currency fluctuations. Under IFRS, revenues received in local (non-U.S. dollar) currencies are translated into U.S. dollars at the average monthly exchange rate for the month in which the transaction occurred. When the company uses the term “constant currency”, it means that it has translated local currency revenues for the current reporting period into U.S. dollars using the same average foreign currency exchange rates for the conversion of revenues into U.S. dollars that we used to translate local currency revenues for the comparable reporting period of the prior year. The company then calculates the difference between the IFRS revenue and the constant currency revenue to yield the “constant currency impact” for the current period.
The company’s management and board of directors use constant currency revenue growth to evaluate growth and generate future operating plans. The exclusion of the impact of exchange rate fluctuations provides comparability across reporting periods and reflects the effects of customer acquisition efforts and land-and-expand strategy. Accordingly, it believes that this non-IFRS measure provides useful information to investors and others in understanding and evaluating revenue growth in the same manner as the management and board of directors. However, this non-IFRS measure has limitations, particularly as the exchange rate effects that are eliminated could constitute a significant element of its revenue and could significantly impact performance and prospects. Because of these limitations, you should consider this non-IFRS measure alongside other financial performance measures, including revenue and revenue growth presented in accordance with IFRS and other IFRS results.
In addition to constant currency revenue, the company presents constant currency revenue excluding COVID-19-related revenue to further remove the effects of revenues that are derived from sales of COVID-19-related offerings, including a NGS assay for COVID-19 that leverages the SOPHiA DDMTM Platform and related products and solutions analytical capabilities and COVID-19 bundled access products. SOPHiA GENETICS do not believe that these revenues reflect its core business of commercializing its platform because the company’s COVID-19 solution was offered to address specific market demand by its customers for analytical capabilities to assist with their testing operations. The company does not anticipate additional development of its COVID-19-related solution as the pandemic transitions into a more endemic phase and as customer demand continues to decline. Further, COVID-19-related revenues did not constitute, and the company does not expect COVID-19-related revenues to constitute in the future, a significant part of its revenue. Accordingly, the company believes that this non-IFRS measure provides useful information to investors and others in understanding and evaluating its revenue growth. However, this non-IFRS measure has limitations, including that COVID-19-related revenues contributed to the company’s cash position, and other companies may define COVID-19-related revenues differently. Because of these limitations, you should consider this non-IFRS measure alongside other financial performance measures, including revenue and revenue growth presented in accordance with IFRS and other IFRS results.
The table below provides the reconciliation of the most comparable IFRS growth measures to the non-IFRS growth measures for the current period.
About SOPHiA GENETICS

SOPHiA GENETICS (Nasdaq: SOPH) is a cloud-native healthcare technology company on a mission to expand access to data-driven medicine by using AI to deliver world-class care to patients with cancer and rare disorders across the globe. It is the creator of SOPHiA DDM™, a platform that analyzes complex genomic and multimodal data and generates real-time, actionable insights for a broad global network of hospital, laboratory, and biopharma institutions. For more information, visit SOPHiAGENETICS.COM and connect with us on LinkedIn.

Forward-Looking Statements

This press release contains statements that constitute forward-looking statements. All statements other than statements of historical facts contained in this press release, including statements regarding SOPHiA GENETICS future results of operations and financial position, business strategy, products and technology, partnerships and collaborations, as well as plans and objectives of management for future operations, are forward-looking statements. Forward-looking statements are based on SOPHiA GENETICS’ management’s beliefs and assumptions and on information currently available to the company’s management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors, including those described in the company’s filings with the U.S. Securities and Exchange Commission. No assurance can be given that such future results will be achieved. Such forward-looking statements contained in this press release speak only as of its date. We expressly disclaim any obligation or undertaking to update these forward-looking statements contained in this press release to reflect any change in the company’s expectations or any change in events, conditions, or circumstances on which such statements are based, unless required to do so by applicable law. No representations or warranties (expressed or implied) are made about the accuracy of any such forward-looking statements.

Investor Contact:
Kellen Sanger
IR@sophiagenetics.com
Media Contact:
Kelly Katapodis
media@sophiagenetics.com

SOPHiA GENETICS SA
Interim Condensed Consolidated Statements of Loss
(Amounts in USD thousands, except per share data)
(Unaudited)

	Three months ended September 30,		Nine months ended September 30,
	2024	2023	2024	2023
Revenue	$15,853	$16,303	$47,440	$45,323
Cost of revenue	(5,199)	(5,030)	(15,605)	(14,309)
Gross profit	10,654	11,273	31,835	31,014
Research and development costs	(7,874)	(8,984)	(25,223)	(27,209)
Selling and marketing costs	(7,306)	(6,830)	(21,515)	(20,457)
General and administrative costs	(10,880)	(12,749)	(34,288)	(40,032)
Other operating income, net	43	746	67	805
Operating loss	(15,363)	(16,544)	(49,124)	(55,879)
Interest income, net	267	1,152	1,475	3,148
Fair value adjustments on warrant obligations	182	—	266	—
Foreign exchange (losses) gains, net	(3,394)	1,867	655	(1,711)
Loss before income taxes	(18,308)	(13,525)	(46,728)	(54,442)
Income tax expense	(130)	(299)	(607)	(478)
Loss for the period	(18,438)	(13,824)	(47,335)	(54,920)
Attributable to the owners of the parent	(18,438)	(13,824)	(47,335)	(54,920)

Basic and diluted loss per share	$(0.28)	$(0.21)	$(0.72)	$(0.85)

SOPHiA GENETICS SA
Interim Condensed Consolidated Statements of Comprehensive Loss
(Amounts in USD thousands)
(Unaudited)

	Three months ended September 30,		Nine months ended September 30,
	2024	2023	2024	2023
Loss for the period	$(18,438)	$(13,824)	$(47,335)	$(54,920)
Other comprehensive (loss) income:
Items that may be reclassified to statement of loss (net of tax)
Currency translation adjustments	6,990	(3,382)	(2,149)	2,269
Total items that may be reclassified to statement of loss	6,990	(3,382)	(2,149)	2,269
Items that will not be reclassified to statement of loss (net of tax)
Remeasurement of defined benefit plans	(173)	13	(231)	(283)
Total items that will not be reclassified to statement of loss	(173)	13	(231)	(283)
Other comprehensive (loss) income for the period	$6,817	$(3,369)	$(2,380)	$1,986
Total comprehensive loss for the period	$(11,621)	$(17,193)	$(49,715)	$(52,934)
Attributable to owners of the parent	$(11,621)	$(17,193)	$(49,715)	$(52,934)

SOPHiA GENETICS SA
Interim Condensed Consolidated Balance Sheets
(Amounts in USD thousands)
(Unaudited)

	September 30, 2024	December 31, 2023
Assets
Current assets
Cash and cash equivalents	$95,787	$123,251
Accounts receivable	9,762	13,557
Inventory	6,477	6,482
Prepaids and other current assets	5,178	4,757
Total current assets	117,204	148,047
Non-current assets
Property and equipment	6,018	7,469
Intangible assets	30,354	27,185
Right-of-use assets	15,768	15,635
Deferred tax assets	1,826	1,720
Other non-current assets	6,438	6,100
Total non-current assets	60,404	58,109
Total assets	$177,608	$206,156
Liabilities and equity
Current liabilities
Accounts payable	$5,869	$5,391
Accrued expenses	13,818	17,808
Deferred contract revenue	8,150	9,494
Lease liabilities, current portion	2,477	2,928
Warrant obligations	546	—
Total current liabilities	30,860	35,621
Non-current liabilities
Borrowings	13,162	—
Lease liabilities, net of current portion	16,034	15,673
Defined benefit pension liabilities	3,603	3,086
Other non-current liabilities	442	334
Total non-current liabilities	33,241	19,093
Total liabilities	64,101	54,714
Equity
Share capital	4,188	4,048
Share premium	472,211	471,846
Treasury share	(719)	(646)
Other reserves	62,946	53,978
Accumulated deficit	(425,119)	(377,784)
Total equity	113,507	151,442
Total liabilities and equity	$177,608	$206,156

SOPHiA GENETICS SA
Interim Condensed Consolidated Statements of Cash Flows
(Amounts in USD thousands)
(Unaudited)

	Nine months ended September 30,
	2024	2023
Operating activities
Loss before tax	$(46,728)	$(54,442)
Adjustments for non-monetary items
Depreciation	3,439	4,339
Amortization	2,870	2,016
Finance (income) expense, net	(2,333)	1,641
Fair value adjustments on warrant obligations	(266)	—
Expected credit loss allowance	(252)	54
Share-based compensation	11,410	11,036
Movements in provisions and pensions	246	764
Research tax credit	(460)	(785)
Loss on disposal of property and equipment	—	28
Gain on disposal of lease liability	—	(730)
Working capital changes
Decrease (Increase) in accounts receivable	3,813	(2,880)
Increase in prepaids and other assets	(420)	(2,869)
Decrease (Increase) in inventory	48	(328)
(Decrease) Increase in accounts payables, accrued expenses, deferred contract revenue, and other liabilities	(4,822)	2,284
Cash used in operating activities	(33,455)	(39,872)
Income tax paid	(374)	(759)
Interest paid	(1,133)	(6)
Interest received	2,741	3,354
Net cash flows used in operating activities	(32,221)	(37,283)
Investing activities
Purchase of property and equipment	(187)	(1,369)
Acquisition of intangible assets	(195)	(1,033)
Capitalized development costs	(5,854)	(4,575)
Proceeds upon maturity of term deposits	—	17,546
Net cash flow (used in) provided from investing activities	(6,236)	10,569
Financing activities
Proceeds from exercise of share options	370	207
Proceeds from borrowings, net of transaction costs	13,930	—
Payments of principal portion of lease liabilities	(2,142)	(2,518)
Net cash flow provided from (used in) financing activities	12,158	(2,311)
Decrease in cash and cash equivalents	(26,299)	(29,025)
Effect of exchange differences on cash balances	(1,165)	487
Cash and cash equivalents at beginning of the year	123,251	161,305
Cash and cash equivalents at end of the period	$95,787	$132,767

SOPHiA GENETICS SA
Reconciliation of IFRS Revenue Growth to Constant Currency Revenue Growth
and Constant Currency Revenue Growth Excluding COVID-19-Related Revenue
(Amounts in USD thousands, except for %)
(Unaudited)

	Three months ended September 30,			Nine months ended September 30,
	2024	2023	Growth	2024	2023	Growth
IFRS revenue	$15,853	$16,303	(3)%	$47,440	$45,323	5%
Current period constant currency impact	(58)	—		(63)	—
Constant currency revenue	$15,795	$16,303	(3)%	$47,377	$45,323	5%
COVID-19-related revenue	(4)	(16)		(43)	(213)
Constant currency impact on COVID-19-related revenue	—	—		2	—
Constant currency revenue excluding COVID-19-related revenue	$15,791	$16,287	(3)%	$47,336	$45,110	5%

SOPHiA GENETICS SA
Reconciliation of IFRS to Adjusted Gross Profit and Gross Profit Margin
(Amounts in USD thousands, except percentages)
(Unaudited)

	Three months ended September 30,		Nine months ended September 30,
	2024	2023	2024	2023
Revenue	$15,853	$16,303	$47,440	$45,323
Cost of revenue	(5,199)	(5,030)	(15,605)	(14,309)
Gross profit	$10,654	$11,273	$31,835	$31,014
Amortization of capitalized research and development expenses(1)	942	552	2,463	1,480
Adjusted gross profit	$11,596	$11,825	$34,298	$32,494

Gross profit margin	67.2%	69.1%	67.1%	68.4%
Amortization of capitalized research and development expenses(1)	5.9%	3.4%	5.2%	3.3%
Adjusted gross profit margin	73.1%	72.5%	72.3%	71.7%

SOPHiA GENETICS SA
Reconciliation of IFRS to Adjusted Operating Loss for the Period
(Amounts in USD thousands)
(Unaudited)

	Three months ended September 30,		Nine months ended September 30,
	2024	2023	2024	2023
Operating loss	$(15,363)	$(16,544)	$(49,124)	$(55,879)
Amortization of capitalized research & development expenses(1)	942	552	2,463	1,480
Amortization of intangible assets(2)	119	184	407	536
Share-based compensation expense(3)	3,613	3,930	11,410	11,036
Non-cash pension expense(4)	106	69	279	231
Adjusted operating loss	$(10,583)	$(11,809)	$(34,565)	$(42,596)

SOPHiA GENETICS SA
Reconciliation of IFRS to Adjusted Operating Loss
for the fourth quarter and fiscal year 2023
(Amounts in USD thousands)
(Unaudited)

Year ended
December 31, 2023
Operating loss	$(74,826)
Amortization of capitalized research & development expenses (1)	2,099
Amortization of intangible assets(2)	729
Share-based compensation expense(3)	15,247
Non-cash pension expense(4)	(394)
Costs associated with restructuring(5)	1,232
Adjusted operating loss	$(55,913)

Notes to the Reconciliation of IFRS to Adjusted Financial Measures Tables
(1)Amortization of capitalized research and development expenses consists of software development costs amortized using the straight-line method over an estimated life of five years. These expenses do not have a cash impact but remain a recurring expense generated over the course of our research and development initiatives.

(2)Amortization of intangible assets consists of costs related to intangible assets amortized over the course of their useful lives. These expenses do not have a cash impact, but we could continue to generate such expenses through future capital investments.
(3)Share-based compensation expense represents the cost of equity awards issued to our directors, officers, and employees. The fair value of awards is computed at the time the award is granted and is recognized over the vesting period of the award by a charge to the income statement and a corresponding increase in other reserves within equity. These expenses do not have a cash impact but remain a recurring expense for our business and represent an important part of our overall compensation strategy.
(4)Non-cash pension expense consists of the amount recognized in excess of actual contributions made to our defined pension plans to match actuarial expenses calculated for IFRS purposes. The difference represents a non-cash expense but remains a recurring expense for our business as we continue to make contributions to our plans for the foreseeable future.
(5)Costs associated with restructuring consists of compensation paid to employees during their garden leave period, severance, and any other amounts legally owed to the employees resulting from their termination as part of a planned workforce reduction, which we undertook to optimize our operations. Additionally, it includes any legal fees incurred as part of the restructuring process. While such actions are not planned going forward as part of our regular operations, we expect such expenses could still be incurred from time to time based on corporate needs.